Exhibit (a)(1)(J)

Participation Confirmation

Stock Option Exchange Acceptance Confirmation

Dear Employee:

Your Sonic Stock Option Exchange Offer election has been recorded as follows:

Original Grant Date	Exercise Price Per Share	Total Number of Outstanding Shares	Election to Exchange

If you have submitted your election electronically, we strongly encourage you to print this page and keep it for your records.

You can make, change or withdraw your election at any time before the expiration of the exchange offer by following the instructions on the Option Exchange Website at https://sonic.equitybenefits.com.  Any changes, additions or withdrawals must be completed before the Stock Option Exchange Offer expires at 4:00 p.m. Central Time on April 29, 2010, unless we announce that we have extended the deadline of the offer.  After the Option Exchange Offer expires, you cannot change or withdraw your election and the last election we received from you prior to the deadline will be final.

Participation in the Option Exchange Offer is completely voluntary.  Details regarding the offer are set forth in the “Offer to Exchange Certain Stock Options for Replacement Options” as well as the other offering materials referred to in, or included as exhibits to, the Schedule TO we filed with the Securities and Exchange Commission on March 31, 2010 (collectively, as amended from time to time, the “Offering Materials”).  The Offering Materials can be found on the Option Exchange Website listed above and on PartnerNet under Scoop.  The Offering Materials will help you understand fully the risks and benefits of the Stock Option Exchange Offer.

If, after reading the Offering Materials, you still have questions, please send a detailed email to optionexchquestions@sonicdrivein.com or call Sonic’s Option Exchange Hotline at (405) 225-5250, available from 8:00 a.m. to 4:00 p.m., Central Time, Monday through Friday.